        September 15, 2021
Via EDGAR
Ms. Kimberly Browning, Senior Counsel,
    Division of Investment Management,
        United States Securities and Exchange Commission,
            100 F Street, N.E.,
                Washington, DC 20549.

Re:    TCG BDC, Inc.
Preliminary Proxy Statement
Filing Date: August 30, 2021
File No. 814-00995

Dear Ms. Browning:
Thank you for your additional comment that you delivered to me telephonically on September 14, 2021 regarding the letter of our client, TCG BDC, Inc. (the “Company”), dated September 10, 2021 (the “Response Letter”), addressing the comments that you delivered to me telephonically on September 2, 2021 in connection with your review of the Company’s Preliminary Proxy Statement referenced above. The Company has considered your comment and authorized us to respond on its behalf as set forth below.

Ms. Kimberly Browning	-2-

1.While the Staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission does not agree with the Company’s response to comment 8 of the Staff identified in the Response Letter, the Staff will not undertake any further examination of this issue with respect to this filing.
Company’s Response: The Company acknowledges the Staff’s comment.

If you have any additional comments regarding the foregoing, please feel free to contact the undersigned at (212) 558-4940.

Sincerely
By:    /s/ William G. Farrar
    William G. Farrar
    Sullivan & Cromwell
LLP

cc:    Joshua Lefkowitz
Erik Barrios
(TCG BDC, Inc.)
C. Michelle Chen
(Sullivan & Cromwell LLP)